

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

<u>Via E-mail</u>
Kurt Weber
Chief Financial Officer
Empowered Products, Inc.
3367 West Oquendo Road
Las Vegas, Nevada 89118

> **Re:** **Empowered Products, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed April 2, 2013**
> **File No. 0-54661**

Dear Mr. Weber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>General</u>

1. Please tell us how you determined you are not required to post on your corporate website, Interactive Data Files, which you have submitted electronically on EDGAR, pursuant to Rule 405 of Regulation S-T. Refer to Item 601(b)(101) of Regulation S-K.

<u>Item 13. Certain Relationships and Related Transactions, and Director Independence, page 35</u>

2. We note your disclosure on page 5 that you have entered into an agreement with Mobile Samples America, a related party, whereby you purchase a minimum of $5,880 worth of sample products per month from Mobile Samples America. In future filings, please include the disclosure required by Item 404(d) of Regulation S-K or tell us why you believe such disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825, Alfred Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Kamyar Daneshvar at (202) 551-3787 or Erin Jaskot at (202) 551-3442.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief